

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Jeffrey Smith
Chief Executive Officer
Starboard Value and Opportunity Master Fund Ltd.
830 Third Avenue, 3rd Floor
New York, NY 10022

> **Re: Quantum Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 23, 2014 by Starboard Value LP, Starboard Value and**
> **Opportunity Master Fund Ltd., Starboard Value and Opportunity S LLC,**
> **Starboard Value and Opportunity C LP, Starboard Value GP LLC,**
> **Starboard Principal Co. LP, Starboard Principal Co. GP LLC, Starboard**
> **Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R.**
> **Mitchell, Peter A. Feld, Philip Black, Christopher F. Crowell, Louis Dinardo,**
> **Dale L. Fuller and Edward Terino**
> **File No. 001-13449**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please fill in the blanks in your preliminary proxy statement.

2. Please disclose that stockholders who grant a proxy to the participants will be precluded from exercising their full voting authority for the election of directors, given that the participants are proposing only six nominees for seats on the board of directors.

Letter to Stockholders

3.   Please disclose "the perspectives presented by Messrs. Black, DiNardo, and Smith in the boardroom regarding ways to enhance stockholder value" and "the actions required to maximize stockholder value."

4.   Please be advised that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. We note the following statements:

- the disclosure on page 3 that you have little confidence that the board has the objectivity and commitment to take the steps necessary to enhance stockholder value; and

- the disclosures on page 6 that the board "has not taken sufficient action to improve operations or hold management accountable" and that the board "has not insisted on or provided for increased accountability."

In the future, please clearly characterize similar disclosure as beliefs or opinions and, as necessary, disclose the bases for your opinions and beliefs.

5.   We note your statement on page 6 that the company's "EPS loss of 9 cents . . . was far short of the original guidance of earnings of 5-10 cents." Please clarify whether these metrics are presented on a GAAP or non-GAAP basis.

We are Concerned with the Company's Poor Performance, page 5

6.   Please tell us how you calculated EBITDA, EBIT and EBITDA margins. These figures do not appear to be consistent with the reported figures of the registrant.

Proposal No. 1: Election of Directors

The Nominees, page 11

7.   Please briefly describe the potential effects of a change of control in the event it is determined that the election of your nominees would result in a change of control.

Form of Proxy

8.   Please revise to include the proposal to ratify the 2012 long-term incentive plan and the proposal to ratify an amendment to the employee stock purchase plan, or inform stockholders that they will not be able to vote on these proposals if they grant you proxy authority.

9.   Please state the order of priority of nominees to which you will allocate votes, if known. If not known at this time, describe how this determination will be made. Please also provide a means for stockholders to affirmatively withhold authority to cumulate votes with respect to one or more nominees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or the undersigned at (202) 551- 3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Andrew Freedman
        Olshan Frome Wolosky LLP